August 17, 2022

VIA EDGAR

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PropTech Investment Corp. II

Preliminary Proxy Statement on Schedule 14A

Filed July 14, 2022

File No. 001-39758

Ladies and Gentlemen:

This letter sets forth the responses of PropTech Investment Corp. II (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated August 10, 2022, with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on July 14, 2022, File No. 001-39758 (the “Proxy Statement”).

Concurrently with the submission of this letter, we are publicly filing Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) in response to the Staff’s comments. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in Amendment No. 1. For your convenience, each of the Staff’s comments is reprinted in bold below, followed by the Company’s responses thereto.

Preliminary Proxy Statement on Schedule 14A, filed on July 14, 2022

Frequently Used Terms, page v

1.	Please consider using a defined term other than “Investor” to refer to CF Principal Investments LLC as it may be confusing when referring to, for example, the Investor Rights Agreement or an investor in the offering generally.

RESPONSE:

In response to the Staff’s comment, we have replaced the defined term for CF Principal Investments LLC with “CF Principal” on page vi of Amendment No. 1 and have applied the definition through the rest of the disclosure.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Cautionary Statements Regarding Forward-Looking Statements, page xi

2.	We note your reliance upon the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Because the application of the safe harbor to your merger is unsettled (due in part to no definitive case law regarding its application), please condition your reliance with qualifying language that the protections of the safe harbor of the Private Securities Litigation Reform Act of 1995 may not be available.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xii of Amendment No. 1.

Questions and Answers about the Business Combination and the Special Meeting, page xiii

3.	We note that certain PTIC II stockholders have agreed to vote their shares in favor of the stockholder proposals and waive their redemption rights. Please describe any consideration provided in exchange for these agreements.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xiii and 253 of Amendment No. 1. Concurrent with the execution and delivery of the Business Combination Agreement, the Sponsor and the Other PTIC II Class B Stockholders entered into the Sponsor Letter Agreement, a copy of which is attached as Annex E to the Proxy Statement, pursuant to which they agreed to, among other things, vote all of their PTIC II Common Stock in favor of the proposals being presented at the Special Meeting and waive their redemption rights with respect to such PTIC II Common Stock in connection with the consummation of the Business Combination for no additional consideration. Other than as set forth in the Sponsor Letter Agreement, no holder of such shares of PTIC II was requested to, and no holder of such shares of PTIC II has agreed to, waive any of their redemption rights.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

4.	Please add a question and answer that discloses all possible sources and extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Please also clearly discuss the dilution and downward pricing pressure that will result from the issuance of shares post-business combination pursuant to the CEF Purchase Agreement. Add risk factor disclosures, including the impact the CEF Purchase Agreement may have upon the public warrant holders’ ability to exercise the warrants.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xv through xix, xxiii, xxiv, 64 and 65 of Amendment No. 1.

5.	In your question and answer regarding the equity stake of current PTIC II stockholders and Renters Warehouse existing members, please disclose the sponsor and its affiliates’ total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xv and xvi of Amendment No. 1.

6.	Please revise the last question and answer on page xiv to disclose the ownership on a combined basis, including Class B common stock. Please also clarify whether the NewCo Class A Units are convertible into Appreciate Common Stock, and if so, include the ownership including such conversions. We also note that the current percentages of voting power of Appreciate’s Common Stock on a fully-diluted basis would result in PTIC II, the Sponsor, and the Investor holding 50.2% of the voting power. Such disclosure appears inconsistent with the disclosure that you expect the company to be a controlled company within the meaning of the Nasdaq rules, which is defined as “a Company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company.” To the extent that the company will be a controlled company above a certain level of redemptions, clearly disclose that percentage.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xv, 81 and 243 of Amendment No. 1. We respectfully acknowledge the Staff’s comment regarding the NewCo LLC Class A Units and confirm that the NewCo LLC Class A Units are not convertible into Appreciate Common Stock and, as such, are not included in the disclosure related to beneficial ownership of the securities of Appreciate.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

7.	Please clearly disclose in the first question and answer on page xv the transaction equity security amount and clearly disclose the amount of NewCo Class B Units and Appreciate Class B common stock to be issued in the business combination. Provide clear disclosure throughout the proxy statement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages x, xv, xvi, 4 and 167 of Amendment No. 1.

8.	Please provide clear disclosure in the penultimate question and answer on page xvii as to why the board determined the PTIC II Charter Amendment Proposal is necessary to facilitate the business combination.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xxi of Amendment No. 1.

9.	Please revise the third question and answer on page xxii to clearly explain the tax receivable agreement and clearly disclose the parties to the agreement. In addition, please discuss any material negative impact on the company’s financial condition from these payments, in particular if the payments are accelerated due to an early termination event.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xxviii through xxx of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

10.	Please revise the last question and answer on page xxi to highlight that the tax benefits of the up-C structure will accrue only to those Renters Warehouse Members and not the public shareholders, and address the conflicts of interest between certain parties as a result of using this structure.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xxvii of Amendment No. 1.

Summary of the Proxy Statement, page 1

11.	We note that PTIC II is a smaller reporting company. Please disclose whether the combined company will be a smaller reporting company.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 21 and 184 of Amendment No. 1.

12.	We note the discussion of the Tax Receivable Agreement on page 5. Please expand your disclosure to discuss the up-C structure and explain the business or strategic rationale for why this structure was selected, including any material ways in which the structure benefits the Company, the sponsor, the sellers or related parties. Conflicts of interest related to such benefits should be discussed in the Risk Factors section. Please also disclose how the transaction structure achieves its intended benefits.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 7, 8 and 79 of Amendment No. 1.

13.	Please clearly disclose the termination date on page 12 and elsewhere. Please also clearly disclose the “certain other circumstances set forth in the Business Combination Agreement” that would allow the parties to terminate the agreement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 14 and 114 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

14.	Please revise the discussion of PTIC II Board’s reasons for approval of the business combination on page 10, to discuss whether the negative factors regarding Renters Warehouse’s business and operations were considered including, for example, lack of profitability, net losses, negative cash flows, default on debt, and a limited track record.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 12 of Amendment No. 1.

15.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xxvi of Amendment No. 1 to highlight and clarify such risks.

Risk Factors, page 27

16.	Please revise your first risk factor on page 27 regarding net losses to also discuss the negative cash flows from operations.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 29 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

17.	We note disclosure on page 69 that the Initial Stockholders, PTIC II’s advisors and/or their affiliates may purchase PTIC II Class A Common Stock or Public Warrants from PTIC II Class A Stockholders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xxx, 75, 90 and 124 of Amendment No. 1.

18.	Please include risk factor disclosure regarding the fact that the company issuing the fairness opinion, Northland Securities, Inc., will also receive a deferred underwriting fee for its involvement as a lead manager in PTIC II’s IPO, in addition to the $5.0 million transaction fee payable in connection with the fairness opinion, upon the consummation of the business combination.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 72 and 73 of Amendment No. 1 to include such risk factor.

19.	We note that Cantor Fitzgerald & Co. acted as representative of the underwriters in PTIC II’s IPO and was engaged as PIPE financial advisor in the business combination negotiations and is affiliated with CF Principal Investments LLC, the investor in the CEF Purchase Agreement. Please disclose this conflict of interest here and throughout your proxy statement, as appropriate.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xx, 9, 73, 123 and 256 of Amendment No. 1 to discuss the risk of such conflict of interest.

20.	Please revise the risk factor heading for the indebtedness risk factor on page 60 to clearly disclose that certain loans are in default. Please also clearly disclose in the risk factor those loans that are in default.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 62 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Proposal No. 1 - The PTIC II Charter Amendment Proposal, page 84

21.	We note that this proposal seeks to remove from Section 9.2(a) of the Charter the requirement that the company will only redeem public shares so long as the net tangible assets of the company art at least $5,000,001. Since this proposal is not conditioned upon any other proposal, it is possible that the provision is adopted and the merger, even if approved, may not go forward. Please provide clear disclosure in this section and elsewhere of the risks associated with this provision, including falling within the definition of penny stock and delisting from Nasdaq, if this provision is adopted, a significant number of public shareholders redeem and the merger is not completed. Please also advise why this proposal to change provisions of the Charter would not provide public shareholders with redemption rights.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages vii, xxi, 13, 14, 18, 20, 64, 66, 80, 91 and 106 of Amendment No. 1.

22.	Please explain the statement that “[t]he PTIC II Charter Amendment Proposal is not conditioned on any other proposal, though the amendments contemplated by the PTIC II Charter Amendment Proposal will be adopted only if the Business Combination Proposal is approved.” It is unclear why this proposal is not conditioned on the Business Combination Proposal given the second part of the sentence. Please clarify.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 91 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

The Background of the Business Combination Agreement, page 85

23.	We note your reference to “NPG” on page 86 of your proxy statement. Please ensure that all acronyms and terms are defined when first used. Refer to Rule 421(b) of the Securities Act of 1933, as amended.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages viii and 94 of Amendment No. 1.

24.	Please provide additional detail regarding Party A and the “other potential business combination opportunities” abandoned following the March 17, 2022 meeting of the PTIC II Board and March 18, 2022 Renters Warehouse management presentation and clarify the extent of the negotiations with these targets that you ultimately did not pursue. To the extent that any preliminary proposals were submitted, please disclose all material proposal terms, including transaction structure, valuation, and equity split distribution.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 94 and 95 of Amendment No. 1.

25.	Please clarify what individuals from the PTIC II Board and Renters Warehouse management were involved in each of the meetings referenced in the background section, including, but not limited to, those on March 16-18, 2022 and March 23-24, 2022.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 95 through 99 of Amendment No. 1.

26.	We note your reference to “third-party due diligence providers” on page 88 of your proxy statement. Please identify these providers and discuss the services they rendered.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 97 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Interests of PTIC II Directors and Officers and Others in the Business Combination, page 91

27.	Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on the completion of the business combination. Include the current value of the securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Please provide similar disclosure for PTIC II’s officers and directors, if material.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xxxiii through xxxv, 16, 17, 71, 72 and 100 through 102 of Amendment No. 1.

28.	Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages xxxiii, 16, 71 and 100 of Amendment No. 1.

29.	We note the statement that “these interests include, among other things, the interests listed below.” Please clearly disclose and quantify all interests of the officers and directors of PTIC II, including the sponsor, in this business combination. In addition, clearly disclose all interests, such as any loans from the officers, directors and/or sponsor, and any officers or directors that will continue with the company in any capacity post-business combination.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 100 and 101 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

30.	Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 16, 71 and 101 of Amendment No. 1 to highlight such risk.

31.	Please revise to provide clear disclosure of any arrangements or agreements the officers, directors, and sponsor have relating to the company post business combination, including any positions within the post-business combination company.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 101 of Amendment No. 1.

The PTIC II Board’s Reasons for the Business Combination, page 92

32.	Please clarify the difference between your addressable market and your serviceable market given that you are a single family rental services company and your calculation of the addressable market references the single family home market at large. We note your disclosure on page 93 that “Renters Warehouse competes in a total U.S. addressable market estimated at more than $145.0 billion” with the disclosure on pages 110 and 187 regarding Renters Warehouse estimated serviceable market “in excess of $35.0 billion.”

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 102 and 103 of Amendment No. 1.

CEF Purchase Agreement, page 109

33.	Please highlight material differences in the terms and price of securities offered at the time of the PTIC II IPO as compared to this private placement contemplated at the time of the initial business combination. Disclose the affiliation of Cantor Fitzgerald & Co., who acted as representative of the underwriters in PTIC II’s IPO, with CF Principal Investments, the investor in this private placement.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page xx, 8, 9, 73, 122, 123, 255 and 256 of Amendment No. 1 to discuss the risk of such conflict of interest.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Certain Renters Warehouse Projected Financial Information, page 110

34.	We note your disclaimer on page 110 that “[y]ou are cautioned not to rely on the forecasts in making a decision regarding the proposed Business Combination and related transactions, as the forecasts may be materially different from actual results” and your disclaimers on page 111 that the projections “should not be looked upon as ‘guidance’ of any sort,” “reliance should not be placed on the forecasts,” and “[t]his information is not fact and should not be relied upon as being necessarily indicative of future results.” While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 124 of Amendment No. 1.

35.	Please describe in detail the process undertaken to formulate the projections and assumptions, the parties who participated in the preparation of the projections, and how the projections were used. Please also disclose the type of market assumed in developing these assumptions.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 124 and 125 of Amendment No. 1.

36.	Please disclose whether the Renters Warehouse projections are in line with historic operating trends. If they are not, please provide us with your analysis as to why the assumptions and projections are reasonable.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 124 and 125 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Fairness Opinion of Northland Securities, Inc., page 112

37.	Please clearly disclose the reason the fairness opinion was obtained. Please also clearly disclose the material relationships that existed between PTIC II and Northland Securities Inc. in the past two years, including the fees, such as the underwriting services provided in the IPO, and the M&A advisory services referenced in the opinion included as Annex L. See Item 1015(b)(4) of Regulation S-K, as referenced in Item 14(b)(6) of Schedule 14A.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 127 and 130. We have updated the disclosure on page 132 regarding the underwriting fees received by Northland in the IPO. We advise the Staff that Northland has not had any additional material relationships with PTIC II other than as disclosed in Amendment No 1 in the past two years. The M&A advisory services referenced in the opinion letter relate to this Business Combination and are summarized on page 131 of Amendment No. 1.

38.	We note that approximate implied aggregate enterprise value reference ranges for Renters Warehouse for the analysis of selected publicly traded companies and selected transactions includes in the range valuations significantly below 80% of the funds in the trust, approximately $184 million. Please discuss the considerations the advisor gave to those ranges and provide clear risk factor disclosure regarding the risks to the company and shareholders.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 69 and 127 of Amendment No. 1. We advise the Staff that we believe that the section entitled “Fairness Opinion of Northland Securities, Inc.” on pages 126 through 132 additionally provides detail regarding the consideration of the various financial analyses employed and the selection of such financial analyses.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Unaudited Pro Forma Condensed Combined Financial Information, page 147

39.	Please provide us with a comprehensive discussion and analysis that supports your conclusion that the business combination (i) should be accounted for using the acquisition method of accounting in accordance with ASC 805 under the no redemption scenario and (ii) should be accounted for as a reverse recapitalization under the maximum redemption scenario. Identify the specific factors that you relied on in each scenario in arriving at your conclusion.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that these conclusions were based on the application of U.S. GAAP and the guidance in ASC 805 and ASC 810. In order to determine the accounting acquirer in the Business Combination under ASC 805-10-25-5, the Company first considered whether the Business Combination was between entities under common control, including considering EITF Issue No. 02-5, “Definition of ‘Common Control’ in Relation to FASB Statement No. 141”.

Prior to the Business Combination, the majority of the voting interest (65.5%) in Renters Warehouse is held by Lake Street Landlords. As a result of the Business Combination, under the maximum redemption scenario, Lake Street Landlords will hold a majority of the voting interest (58%) in PTIC II. As discussed further in the following paragraph of the comment response, PTIC II will obtain a controlling financial interest in Renters Warehouse as a result of the Business Combination. As Renters Warehouse is ultimately controlled by Lake Street Landlords both before and after the Business Combination, Renters Warehouse will not undergo a change in control in the maximum redemption scenario. Accordingly, the Business Combination will be accounted for as a reverse recapitalization where Renters Warehouse will be the accounting acquirer in the maximum redemption scenario.

Under the no redemption scenario, Lake Street Landlords will not hold a majority of the voting interest (35%) in PTIC II. As such, a change in control will occur. ASC 805-10-25-5 states that if the entity acquired is a variable interest entity (“VIE”), the primary beneficiary of the acquired entity will be considered the accounting acquirer. The Company has determined that Renters Warehouse will be structured as a substantive equivalent of a limited partnership under the terms of the Business Combination given that PTIC II will hold 100% of the managing interest in Renters Warehouse after transaction close, which the Company believes broadly gives PTIC II the equivalent rights that a general partner would hold in a limited partnership. As there will be a lack of kick-out rights and substantive participating rights, under ASC 810-10-15-14(b)(1)(ii), Renters Warehouse would qualify as a VIE.

In determining the primary beneficiary of Renters Warehouse, PTIC II will hold both the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance through the ownership of 100% of the managing interest in Renters Warehouse, as well as the obligation to absorb losses and the right to receive the benefits that could be potentially significant to the VIE through the ownership of 50% of the outstanding common company units in the no redemption scenario. Therefore, as the primary beneficiary of the VIE, the Company has determined that PTIC II will be the accounting acquirer under the no redemption scenario.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Directors and Executive Officers of PTIC II, page 169

40.	Please revise the “Advisor” subsection to describe what role, if any, PTIC II’s advisor, Daniel J. Hennessy, played in its negotiations with Renters Warehouse. If applicable, please revise the “Background of the Merger” section as well.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 187 of Amendment No. 1.

Information About Renters Warehouse, page 182

41.	We note the disclosure on page 183 that you have “the systems and personnel infrastructure to facilitate the acquisition of more than $2.0 billion of SFR properties annually.” Please disclose the actual acquisition amounts you have facilitated during the last two years.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 199 of Amendment No. 1.

42.	Please provide the basis for the statements in this section that you are “the second largest SFR online marketplace in the U.S,” and when entering a market with an institutional client you “typically can project to become profitable as quickly as the first month of operation.”

RESPONSE:

Our basis for Renters Warehouse being the second largest SFR online marketplace in the U.S. is based on estimated annual property transaction value, per PR Newswire and other industry sources. Renters Warehouse can also typically project to become profitable as quickly as the first month of operation based on our performance in the markets we have entered in the last year. In response to the Staff’s comment, we have revised the disclosure on page 202 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Renters Warehouse’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 194

43.	With respect to the disclosure on pages 206 and 207 regarding your related party convertible notes and your related party notes payable, please identify the member(s) to whom the notes are due.

RESPONSE:

In response to the Staff’s comment, we have included additional disclosure on page 223 of Amendment No. 1.

44.	Please revise the discussion of the Bridgewater note to state when the subsequent instance of non-compliance occurred and discuss the impact this event has upon the note, such as increased interest rate and whether the note is now payable in its entirety due to the default.

RESPONSE:

In response to the Staff’s comment, we have included additional disclosure on page 222 of Amendment No. 1. Further, the Company advises the Staff that because waivers were obtained there is no impact of non-compliance, there were no instances of increased interest rate, nor is the note due on demand in its entirety.

Marketplace Transactions, page 196

45.	Please revise to disaggregate the number of marketplace transactions to disclose the number of transactions by type. To the extent the fee structure is different for each type of transaction, consider the need to discuss those differences.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 213 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Property Counts, page 196

46.	Please revise the discussion of the decrease in property counts from 2020 to 2021 to clarify how lower levels of marketing and customer acquisition spend resulted in a 22% decrease in property counts over the period.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 214 of Amendment No. 1.

47.	Please expand the tabular presentation of property counts to include properties managed at the beginning of the period, properties added during the period, properties removed from the management program during each period, and total properties at the end of the period.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 214 of Amendment No. 1.

48.	For each period presented please separately disclose the number of properties you manage for your retail and institutional customers.

RESPONSE:

In response to the Staff’s comment, we have included additional disclosure on page 213 of Amendment No. 1.

Revenue, page 197

49.	Your discussion of marketplace activities states that you purchase investment properties, which is not consistent with other disclosures within the filing. Please revise to clarify the extent to which you purchase investment properties.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 214 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Results of Operations - Revenue, page 199

50.	Please tell us and disclose how lower levels of marketing and customer acquisition spend resulted in a decrease in overall managed property counts which caused a reduction in management fee revenue for the periods presented.

RESPONSE:

In response to the Staff’s comment, we have included additional disclosure on page 216 of Amendment No. 1.

51.	We note your marketplace segment revenue increased primarily due to institutional client SFR purchases as a result of programmatic acquisitions offering introduced in April 2021. Additionally, your disclosure on page 186 describes building out the capabilities of your programmatic acquisitions program with additional features and data. Please revise your disclosure to describe in more detail what your programmatic acquisitions offering represents.

RESPONSE:

In response to the Staff’s comment, we have included additional disclosure on page 216 of Amendment No. 1.

Results of Operations - Cost of Revenue, page 202

52.	We note your discussion of increases and decreases in costs of sales due to commissions for local and national investor sales. Please tell us and disclose what these types of sales represent.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the costs of sales due to commissions for local and national investor sales do not represent sales. These commissions are expenses and relate to sales derived from real estate transactions. The local investor sales commissions within the cost of revenue are paid to our agents are based on a commission scale. Our programmatic acquisitions commissions paid within the cost of revenue include data services costs for underwriting the properties as well as commission paid to our agents.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Management of Renters Warehouse Prior to the Business Combination, page 214

53.	Please revise this section to clarify and describe the business experience during the past five years of each executive officer and director. For each employment discussed, disclose the beginning and ending dates of employment. For each director, please provide a brief discussion of the experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director. Please refer to Item 401(e)(1) of Regulation S-K and ensure the same disclosure is provided for all of those individuals who will serve as management following the business combination.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 231 through 232 of Amendment No. 1.

Summary Compensation Table, page 216

54.	Please include in footnote two all assumptions made in the valuation of the option awards by reference to a discussion of those assumptions in the company’s financial statements, footnotes to the financial statements, or discussion in the “Management’s Discussion and Analysis” section. See Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 233, footnote 3 of Amendment No. 1.

55.	We note that Mr. Laurence became CEO February 22, 2021. Please revise to include any other person who served as CEO during 2021. See Item 402(m)(2)(i) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 233, footnote 1 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

56.	Please expand the discussion of the Employment Services Agreements to discuss the material terms for the named executive officers, including salary, and bonus arrangements. See Item 402(o)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 234, 235, 237 and 238 of Amendment No. 1.

Security Ownership of Certain Beneficial Owners and Management of PTIC II and the Combined Company, page 230

57.	Please revise your disclosure to identify the natural persons that have voting and/or dispositive control over the shares held by HGC Investment Management Inc., Aristeia Capital L.L.C., Magnetar Financial LLC, Polar Asset Management Partners Inc., and Linden Capital L.P.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in accordance with Item 6(d) of Schedule 14A, the Company has furnished such beneficial ownership information to the extent known by the Company.

Certain Relationships and Related Transactions, page 235

58.	For each related party transaction, clearly identify the related party and disclose the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on pages 252 through 254 of Amendment No. 1.

59.	Please disclose all related transactions for Renters Warehouse, including the related party debt discussed in the “Management’s Discussion and Analysis” section beginning on page 205. In addition, for each debt, the amount involved in the transaction shall include the largest aggregate amount of principal outstanding during the period for which disclosure is provided, the amount thereof outstanding as of the latest practicable date, the amount of principal paid during the periods for which disclosure is provided, the amount of interest paid during the period for which disclosure is provided, and the rate or amount of interest payable on the indebtedness. See Item 404(a)(5) of Regulation S-K. For those loans that are in default, clearly disclose and state the interest rate and the amount due on demand.

RESPONSE:

In response to the Staff’s comment, we have revised the disclosure on page 260 of Amendment No. 1.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

Annex L, page L-1

60.	We note that the fairness opinion states “no reference to this letter or the Opinions in the proxy or information statement may be made without our written consent and subject to our approval of the language that references this letter or the Opinions, which consent we will not unreasonably withheld, conditioned, or delayed.” Please provide clear disclosure that the advisor consents to the use of the opinion in this proxy statement.

RESPONSE:

In response to the Staff’s comment, Northland has included clarifying language regarding its consent in the revised fairness opinion attached to Amendment No. 1 as Annex L., and the Company has revised the disclosure on page 127 of Amendment No. 1.

61.	Please remove from the fairness opinion the statement that “in reviewing the Transaction, financial analyses, and in rendering our Opinions, we have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and assume no responsibility regarding such data, material, and other information.” The fairness advisor cannot disclaim responsibility for this information.

RESPONSE:

In response to the Staff’s comment, PTIC II has revised the assumptions and limitations in the revised fairness opinion attached to Amendment No. 1 as Annex L.

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

General

62.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE:

We respectfully acknowledge the Staff’s comment and confirm that the Sponsor itself is not, nor is it “controlled” for CFIUS purposes by or has substantial ties with, a non-U.S. person. As a result, we do not anticipate the transaction being subject to review by CFIUS.

63.	Please provide your analysis as to why the proposed issuance of NewCo LLC units and Appreciate Common Stock as consideration for the business combination does not require registration under the Securities Act 1933, as amended.

RESPONSE:

If the Business Combination Proposal is approved, limited liability company interests in NewCo LLC will be issued to Rolling Renters Warehouse Unitholders and PTIC II pursuant to the Business Combination Agreement. Appreciate Class B Common Stock will then be issued to NewCo LLC Unitholders (other than PTIC II) pursuant to the Business Combination Agreement. The Company respectfully advises the Staff that these proposed issuances of limited liability interests and common stock will be made upon the exemption from registration as provided by Section 4(a)(2) of the Securities Act, which exempts from registration transactions by an issuer not involving any “public offering.”

Isabel Rivera

Pam Howell

Paul Cline

Shannon Menjivar

U.S. Securities & Exchange Commission

August 17, 2022

The Company determined that the issuance of limited liability company interests pursuant to the Business Combination Agreement does not involve a “public offering” because such limited liability company interests will only be issued to a limited number of recipients (Rolling Renters Warehouse Unitholders and PTIC II), each of whom is an accredited investor, and the manner of such issuances, including that there has been no general solicitation or advertising to market the issuance of such securities.

The Company similarly made such a determination of “no public offering” regarding the issuance of shares of Appreciate Class B Common Stock to those same Rolling Renters Warehouse Unitholders, and the issuance of shares of Appreciate Class A Common Stock upon exchange of shares of PTIC II Class B Common Stock, considering in each case, each holder of which is an accredited investor and the manner of each such issuances, including that there has been no general solicitation or advertising to market the issuance of such securities.

The Company believes the foregoing fairly responds to the Staff’s comments in its letter dated August 10, 2022 and is prepared to provide the Staff with additional information. Thank you in advance for your assistance in this matter. If you have any questions or additional comments, please do not hesitate to contact Julian J. Seiguer of Kirkland & Ellis LLP at (713) 836-3334 or Wayne E. Williams of Kirkland & Ellis LLP at (312) 862-7135.

*   *   *   *

Sincerely,

/s/ Thomas D. Hennessy
Name: Thomas D. Hennessy
Title: Chairman, Co-Chief Executive Officer and President

cc:	Julian J. Seiguer, Kirkland & Ellis LLP

Christian O. Nagler, Kirkland & Ellis LLP

Wayne E. Williams, Kirkland & Ellis LLP